UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  1)

Lake Victoria Mining Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

511082019
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 511082019	Page 2 of 9 Pages

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) La Plata River Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9

0%
12	Type of Reporting Person

IA

CUSIP No. 511082019	Page 3 of 9 Pages

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) William Lupien
2	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11	Percent of Class Represented by Amount in Row 9

0%
12	Type of Reporting Person

IN

CUSIP No. 511082019	Page 4 of 9 Pages

Item 1
	(a)	Name of Issuer:

Lake Victoria Mining Company

	(b)	Address of Issuer's Principal Executive Offices:

Suite 810 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2	(a)	Name of Person Filing:

		1.	La Plata River Partners, LLC

		2.	William Lupien

	(b)	Address of Principal Business Office or, if none, Residence:

		1.	2310 N. Molter Drive #309
Liberty Lake, WA 99019

		2.	2310 N. Molter Drive #309
Liberty Lake, WA 99019

	(c)	Citizenship:

		1.	Delaware

		2.	United States of America

	(d)	Title of Class of Securities:

Common stock

	(e)	CUSIP Number:

511082109

CUSIP No. 511082019	Page 5 of 9 Pages

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	[X]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

If this statement is filed pursuant to Rule 13d-1(c), check this box.	[ ]

Item 4	Ownership

(a)	Amount Beneficially Owned:

	(i)	La Plata River Partners, LLC1 --0

	(ii)	William Lupien2--0

1La Plata River Partners, LLC (“La Plata”) is the general partner of a private investment fund, Kudu Partners, L.P. (“Kudu”), subject to the overall control of the managing member of La Plata, Mr. William Lupien, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities held on behalf of Kudu.  A Joint Filing Agreement is attached hereto as Exhibit 1.

2Mr. William Lupien is a managing member of La Plata, and thus could be deemed to share the power to vote and dispose or direct the disposition of the reported securities.

CUSIP No. 511082019	Page 6 of 9 Pages

(b)	Percent of Class:

	(i)	La Plata River Partners, LLC --0%

	(ii)	William Lupien--0%

(c)	Number of shares as to which such person has:

(i)		Sole power to vote or to direct the vote:

	(i)	La Plata River Partners, LLC --0

	(ii)	William Lupien--0

(ii)		Shared power to vote or to direct the vote:

	(i)	La Plata River Partners, LLC --0

	(ii)	William Lupien--0

(iii)		Sole power to dispose or direct the disposition of:

	(i)	La Plata River Partners, LLC --0

	(ii)	William Lupien--0

(iv)		Shared power to dispose or direct the disposition of:

	(i)	La Plata River Partners, LLC --0

	(ii)	William Lupien--0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

CUSIP No. 511082019	Page 7 of 9 Pages

Item 8	Identification and Classification of Members of the Group.

See Item 2 and Footnotes to Item 4.

Item 9	Ntoice of Dissolution of Group.

Not Applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 511082019	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2015

LA PLATA RIVER PARTNERS, LLC

By:	/s/ Brian Lupien
Brian Lupien
Chief Compliance Officer

/s/ William Lupien
WILLIAM LUPIEN

CUSIP No. 511082019	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, on behalf of each such person.

DATED: February 12, 2015

LA PLATA RIVER PARTNERS, LLC

By:	/s/ Brian Lupien
Brian Lupien
Chief Compliance Officer

/s/ William Lupien
WILLIAM LUPIEN